EXHIBIT 99.1

Alio Gold Reports First Quarter 2018 Results

VANCOUVER, British Columbia, May 09, 2018 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX:ALO) (NYSE AMERICAN:ALO) (“Alio Gold” or the “Company”), or the “Company”), today reported its first quarter 2018 results. Production results were previously released on April 11, 2018.  The Company will host a conference call at 11:00am EDT today to discuss the results and the details of the call can be found at the end of the release.

First Quarter Highlights and Recent Developments

  Gold production of 17,624 ounces at an all-in sustaining cost1 (“AISC”) of $1,262 per ounce.
  Maintained 2018 guidance of between 90,000 and 100,000 ounces of gold.
  Initiated construction of the underground decline at the Ana Paula project (“Ana Paula”) including the first mechanized blast on March 17, 2018.
  Completed a six-hole 3,800 metre surface exploration program at Ana Paula.
  Developed a drilling program for a high priority surface target 150 meters north of the proposed open pit (North Area Target) at Ana Paula which included geological mapping at a scale of 1:2,000 and completing the drill pads and drill road access.
  Announced a business combination with Rye Patch Gold that is supported by major shareholders, and is on track to close May 25, 2018.
  Appointed Markus Felderer as Vice President, Corporate Development.

“Our priorities for 2018 are focused on the further optimization of the performance of the San Francisco Mine, advancing the Ana Paula project and undertaking a review on the opportunities to increase productivity at the Florida Canyon Mine following the expected close of the Rye Patch business combination on May 25, 2018” said Greg McCunn, Chief Executive Officer.  “The addition of a second producing mine in Nevada will provide us with increased diversification and is expected to enhance our capital markets profile and appeal to a broader investor base.”

“At Ana Paula, the 1,200 meter underground decline is under construction with the first mechanized blast taking place in Q1. We also completed the six-hole surface drill program which met our objective of providing further understanding of the geometry of the complex high-grade breccia and the nature and extent of the mineralization prior to commencing drilling from the underground decline which is expected in Q3 2018. The drilling also tested a lower-grade hydrothermal breccia structure lying south of the proposed pit and and on the southern edge of the alteration halo. Positive results were returned and we are following up with an additional 300 meter hole that is oriented on a steeper angle to explore the southern extension during Q2. These results provide confirmation of our decision to change the scope of the project to include an underground component and we will defer the completion of the DFS and the commencement of construction for at least the remainder of 2018.”

Mining and Processing

Category	Three months ended March 31
	2018	2017
Gold sold (ounces)	17,449	26,048
Silver sold (ounces)	5,826	11,899
Metal revenues	23,338	32,306
Production costs, excl. depreciation and depletion	15,866	19,362
Net earnings from operations	3,651	9,780
Net earnings	3,230	6,042
Net earnings per share, basic	0.07	0.17
Cash flows (used in) provided by operating activities*	(1,826)	9,743
By-product cash costs[2] (per ounce)	884	735
AISC[1] (per ounce)	1,262	848
Average realized gold price per gold ounce	1,332	1,232

*after changes in non-cash working capital

Financial performance

Metal revenues decreased to $23.3 million compared to $32.3 million during Q1 2017, as a result of fewer ounces sold.

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and decreased to $15.9 million compared to $19.4 million during Q1 2017. The decrease was a result of lower ounces of gold produced.

Depletion and depreciation costs decreased to $1.3 million compared to $1.8 million during Q1 2017. This decrease was due to an improved mine plan, resulting in lower unit-of-production depreciation rates.

Earnings for the Company decreased to $3.2 million, or $0.07 per share compared to $6.0 million, or $0.17 per share during Q1 2017. This decrease was primarily due to lower gold ounces sold. Additionally, there were lower earnings from mine operations of $3.7 million compared to $9.8 million during Q1 2017 primarily a result of fewer ounces sold.

Corporate and administrative expenses increased to $2.9 million compared to $1.3 million during Q1 2017 as a result primarily of Rye Patch transaction costs.

Cash used by operating activities was $1.8 million compared to cash provided by operating activities of $9.7 million during Q1 2017. The decrease was primarily due to:

  A decrease in metal revenues due to fewer ounces sold;
  Building of ore in process

Cash and cash equivalents, and short-term investments at March 31, 2018, were $39.3 million. During the quarter, the Company used $1.8 million from operations at the San Francisco Mine (“Mine”), and at the Mine invested $1.7 million on sustaining capital expenditures and $2.7 million on deferred stripping. At the Ana Paula Project the Company invested $5.6 million. The Company also incurred $0.4 million of expenditures related to the Rye Patch transaction.

Working capital3 at March 31, 2018 was $57.7 million.

San Francisco Mine (100%-owned)

The Mine produced 17,624 gold ounces and 8,997 silver ounces compared to 26,048 gold ounces and 11,899 silver ounces during Q1 2017. The decrease was a result of lower grade. Mining was primarily from the upper level of Phase 5 of the San Francisco pit which has slower leach kinetics, in addition the impact of the increased cut-off grade to the crusher feed has not yet materialized and the average grade fed to the crusher of 0.42 g/t gold was below expectations. Under-reconciliation and higher than anticipated dilution was seen during Q1 which is primarily as a result of being at the perimeter of the main ore body and is anticipated to reverse when the active benches mined are in the heart of the ore-body in the second quarter. The blasting improvement strategy which has been underway since December 2017 will continue to be monitored closely over the next two quarters to ensure it is not contributing to the under-reconciliation and dilution within the mine plan.

The Mine’s by-product cash cost was $884 per ounce while AISC was $1,262 per ounce. During Q1 2017 by-product cash cost was $735 per ounce and AISC was $848 per ounce. The increase in cash cost was due to an increase in tonnage and fewer ounces produced.

Ana Paula Project (100%-owned)

Definitive Feasibility Study (“DFS”)

The Company is continuing to evaluate how best to integrate the underground component into the existing project development. This potential project improvement could enhance the project economics and as a result, the Company has deferred the completion of the DFS and the commencement of construction for at least the remainder of 2018. As a result, the Company expects to spend approximately $20 million in capital expenditures for 2018.

Work continues on a number of key components within the feasibility study while the Company evaluates incorporating the underground component into the project scope.  Additional metallurgical testwork is underway and will continue in 2018.  The testwork includes geochemical analysis to track deportment of key impurities, including arsenic, through the process and kinetic tests of leach tails.  The testwork indicates that a significant amount of arsenic is leached in the ambient oxidization process (“AOX”). Arsenic removal technology has been identified and tested. Comminution and flotation optimization testwork was also completed, which indicated that the ore hardness is similar to that indicated during the PFS.

A field program of geological mapping, borehole drilling, and seismic evaluation to characterize the ground conditions for the tailings, waste dump and plant site areas was completed. The geotechnical program identified that the ground conditions in the area of the proposed PFS Tailings dam embankment area and the plant site areas are not favourable and a number of trade-off studies were initiated to optimize locations for these facilities. Additional trade-off studies were also initiated to evaluate a number of tailings storage configurations to most cost effectively manage arsenic bearing tailings materials to meet water quality criteria. These studies and subsequent water balance and quality modelling are in progress and further drilling is needed to confirm hydrogeology in the tailings site.

Key offsite infrastructure for the Project is also being engineered to a higher level of detail in the DFS including power, road access and water supply. Power to the site is readily available from multiple power sources adjacent to the mine site and a System Impact Study and a Facilities Study are underway to confirm the point of connection to grid power and the costs of connection, respectively.

The site is currently accessed by a 7.5 kilometre road from the town of Cuetzala. This road has been upgraded to improve road conditions and travel time. For the main project construction access, a route accessing the project site via existing roads from the North has been delineated. Minor upgrades have been completed on the northern route to allow access to site for the underground mining equipment, camp and support facilities.

The site is estimated to have a negative water balance and a hydrological study has identified a prospective water source to the southwest of the Project site. Although initial drilling programs did not locate sufficient volumes of water for operations, a modified approach is expected to yield the required supply.

Exploration

The main objective of the current exploration program at Ana Paula is to further delineate the known extension of the high-grade breccia mineralization below the proposed open pit. A 3,800 meter diamond drilling program was initiated in January 2018 and completed in April 2018. The program consisted of six drill holes of 600 to 700 meters each. Following the success of the program and the confirmation of a near surface hydrothermal breccia south of the proposed pit and on the southern edge of the alteration halo, an additional hole of 300 meters is planned in Q2 2018 to explore this southern extension of the hydrothermal breccia.

The extension of the high-grade breccia system below the proposed pit will be further tested from drilling underground in Q3 and Q4 2018. Currently, a 1,200 meter underground decline is under construction and is being driven from a portal site located in the adjacent valley from the proposed pit, approximately 400 meters from the proposed mill site. It is expected that the underground decline will be advanced sufficiently in the third quarter 2018 to enable commencement of the first phase of the underground diamond drill program. The drill program is expected to confirm the continuity and shape of the high-grade gold mineralization below the proposed pit that is hosted in the breccia and it will also explore the gold mineralization indications at depth hosted in hornfels skarn, typical of the Guerrero Gold Belt. The underground drilling program proposed includes 55 diamond drill holes (12,000 meters) and will include geochemical sampling and assaying. Construction of the decline commenced in December 2017 with the mine portal site prepared and under construction. The explosives magazine site has been completed and surface infrastructure including offices and workshops have been installed to support mining. A 100 person camp has been under construction since January 2018 and is now operational.

A second exploration initiative planned for 2018 will test a high priority target 150 metres north (“north target”) of the proposed open pit. Drilling on the north target is expected to commence in Q2 2018 following the completion of the surface program testing the hydrothermal breccia extension. In addition, regional exploration work is underway on the 56,000 hectare land package that includes an airborne magnetic survey targeting further breccia or skarn targets. This work will continue through 2018.

Please refer to the Company's financial statements, related notes and accompanying Management Discussion and Analysis ("MD&A") for a full review of the San Francisco operation and Ana Paula project. This can be viewed on the Company’s website at www.aliogold.com, on SEDAR at  www.sedar.com and EDGAR at www.sec.gov.

Business Combination with Rye Patch Gold

On March 19, 2018, the Company announced a proposed business combination with Rye Patch Gold. Information circulars were mailed to shareholders on April 25, 2018, and a special and annual meeting of the Company and Rye Patch Gold are to be held simultaneously on May 18, 2018.  A majority of the shareholder votes cast at the Company’s shareholder meeting are required for approval and 66 2/3% of votes cast at Rye Patch Gold’s shareholder meeting are required for approval.  If successful, the transaction is expected to close on May 25, 2018.

Conference Call

The Company will release its 2018 first quarter results prior to the market open on May 9, 2018, followed by a conference call and webcast at 11:00am (EDT).

First quarter 2018 conference call and webcast details:
Date:                                                       Wednesday, May 9, 2018
Time:                                                       11:00am (EDT)
Toll Free (US and Canada):                    (855) 427-9509
Toll Free (Outside North America):         (210) 229-8822
Conference ID:                                       1099349
Webcast:                                                 https://edge.media-server.com/m6/p/tq2s9ymeReplay:                                                   To be available at http://www.aliogold.com

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated. The drill program will target the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company recently announced an agreement to acquire Rye Patch Gold, including its 100% owned Florida Canyon Mine and all of its resource and exploration projects along the Oreana and Cortez Gold trends. The acquisition is expected to be completed in late May 2018.  The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Footnotes:

1)  Non-GAAP Measure: All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

Three months ended March 31,
	2018	2017
Production costs	$15,514	$19,362
Corporate and administrative expenses (1)	2,113	1,325
Sustaining capital expenditures	4,414	1,561
Accretion for site reclamation and closure	76	57
Less: By-product silver credits	(93)	(208)
All-in sustaining costs	22,024	22,097
Divided by gold sold (ozs)	17,449	26,048
All-in sustaining cost per gold ounce on a by-product basis	$1,262	$848

   (1)      Corporate and administrative expenses adjusted for the three months ended March 31, 2018, to remove Rye Patch transaction costs of $0.8 million.

   (2)      Sustaining capital expenditures include deferred stripping of $2.7 million for the three months ended March 31, 2018.

2)  Non-GAAP Measure: Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended March 31,
	2018	2017
Production costs	$15,514	$19,362
Divided by gold sold (ozs)	17,449	26,048
Cash cost per gold ounce	889	743
Less: By-product silver credits per gold ounce (1)	(5)	(8)
Cash cost per gold ounce on a by-product basis	$884	$735

(1)    Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three months ended March 31, 2018 total by-product silver credits were $0.1 million (three months ended March 31, 2017 - $0.2 million).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

3)  Working capital is calculated by deducting current liabilities from current assets

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements which relate to future events. Such statements include estimates, forecasts and statements with respect to project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production at the Company’s San Francisco Property and Ana Paula Project, including estimated internal rate of return and projected production, exploitation activities and potential, and future operations, projected operational updates to the Ana Paula Project, expectations regarding environmental studies at the Ana Paula Project, expectations regarding permitting at the Ana Paula Project and expectations regarding the payment of dividends on the Company’s common shares.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property and the Ana Paula Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release herein by reference include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; risks associated with doing business in Mexico; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Source: ALO

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.